SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Name of Subject Company (Issuer))

BANK OF AMERICA CORPORATION, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Depositary Shares, each representing a 1/1,000th interest in a share of 4.125% Non-Cumulative Preferred Stock, Series PP	06055H608
Depositary Shares, each representing a 1/1,000th interest in a share of 4.250% Non-Cumulative Preferred Stock, Series QQ	06055H806
Depositary Shares, each representing a 1/1,000th interest in a share of 4.375% Non-Cumulative Preferred Stock, Series NN	06055H400
Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E	060505815
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1	060505633
Depositary Shares, each representing a 1/1,000th interest in a share of 4.750% Non-Cumulative Preferred Stock, Series SS	06055H871
Depositary Shares, each representing a 1/1,000th interest in a share of 5.000% Non-Cumulative Preferred Stock, Series LL	06055H202
Depositary Shares, each representing a 1/25th interest in a share of 4.375% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series RR	060505GB4
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series MM	060505FQ2
Depositary Shares, each representing a 1/1,000th interest in a share of 5.375% Non-Cumulative Preferred Stock, Series KK	06053U601
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series FF	060505FL3
Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5	060505583
Depositary Shares, each representing a 1/1,000th interest in a share of 5.875% Non-Cumulative Preferred Stock, Series HH	060505195
Depositary Shares, each representing a 1/25th interest in a share of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series JJ	060505FP4

(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Ross E. Jeffries, Jr.

Deputy General Counsel and Corporate Secretary

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Richard W. Viola, Esq. Elizabeth G. Wren, Esq. McGuireWoods LLP 201 N. Tryon Street Charlotte, North Carolina 28202 (704) 343-2000	Christopher S. Schell, Esq. Davis, Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as so amended and supplemented and as it may be further amended and/or supplemented from time to time, “Schedule TO”) originally filed by Bank of America Corporation, a Delaware corporation (“Bank of America”), with the Securities and Exchange Commission on November 10, 2022. The Schedule TO relates to 14 separate offers (collectively, the “Offers”) by BofA Securities, Inc. (“BofA Securities”), a Delaware corporation and an indirect, wholly-owned subsidiary of Bank of America, to purchase for cash up to $1.5 billion in aggregate Liquidation Preference (such amount, the “Maximum Aggregate Purchase Amount”) of outstanding depositary shares representing fractional interests in shares of 14 separate series of preferred stock of Bank of America, par value $.01 per share (the “Preferred Stock”) (such depositary shares, collectively, the “Depositary Shares,” and such depositary shares representing a specific series of such Preferred Stock, a “series” of Depositary Shares), as listed on the cover hereof, subject, if applicable, to the Series Cap for a series of Depositary Shares that may be purchased. The Offers by BofA Securities are being made upon the terms and subject to the conditions set forth in the BofA Securities Offer to Purchase, dated November 10, 2022 (as supplemented or amended, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used but not defined in this Schedule TO shall have the meanings ascribed to them in the Offer to Purchase.

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment No. 1. Except as amended as specifically set forth below, the information contained in the originally filed Schedule TO, the Offer to Purchase and the Letter of Transmittal, and the other exhibits previously filed with the Schedule TO, remain unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

This Amendment No. 1 and the originally filed Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 11 in the Schedule TO and Exhibit (a)(1)(A) to the Schedule TO (Offer to Purchase)

The Offer to Purchase, and Items 1 through 11 of the Schedule TO, insofar as such items incorporate sections of the Offer to Purchase as amended below, are hereby amended as follows:

Cover Page of the Offer to Purchase

The cover page of the Offer to Purchase is hereby amended as follows:

i.

In the table on the cover page of the Offer to Purchase, the row corresponding to APL 4 is superseded and replaced in its entirety with the following (for the avoidance of doubt, column headers from the table of the cover page of the Offer to Purchase are reproduced below for reference but do not form part of the amendment):

					Per Depositary Share
APL	Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	CUSIP No.	Aggregate Liquidation Preference Outstanding	Series Cap	Liquidation Preference[1]	Offer Price	Hypothetical Accrued Dividends[2]	Hypothetical Total Consideration[2]
4	Depositary Shares, each representing a 1/1,000th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Depositary Shares”)[3]	060505815	$317,265,175	$313,265,175	$25.00	$19.22	$0.0963694	$19.3163694

ii.

In the table on the cover page of the Offer to Purchase, the row corresponding to APL 5 is superseded and replaced in its entirety with the following (for the avoidance of doubt, column headers from the table of the cover page of the Offer to Purchase are reproduced below for reference but do not form part of the amendment):

					Per Depositary Share
APL	Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	CUSIP No.	Aggregate Liquidation Preference Outstanding	Series Cap	Liquidation Preference[1]	Offer Price	Hypothetical Accrued Dividends[2]	Hypothetical Total Consideration[2]
5	Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 1 (“Series 1 Depositary Shares”)[3]	060505633	$98,221,675	$94,221,675	$25.00	$18.92	$0.0571489	$18.9771489

iii.

In the table on the cover page of the Offer to Purchase, the row corresponding to APL 12 on the cover page of the Offer to Purchase is superseded and replaced in its entirety with the following (for the avoidance of doubt, column headers from the table of the cover page of the Offer to Purchase are reproduced below for reference but do not form part of the amendment):

					Per Depositary Share
APL	Depositary Shares Representing Fractional Interests in Series of Bank of America Preferred Stock	CUSIP No.	Aggregate Liquidation Preference Outstanding	Series Cap	Liquidation Preference[1]	Offer Price	Hypothetical Accrued Dividends[2]	Hypothetical Total Consideration[2]
12	Depositary Shares, each representing a 1/1,200th interest in a share of Floating Rate Non-Cumulative Preferred Stock, Series 5 (“Series 5 Depositary Shares”)[3]	060505583	$421,677,000	$417,677,000	$25.00	$19.17	$0.0790691	$19.2490691

iv.

The following words are hereby deleted from the end of the sentence contained in footnote 2 to the table on the cover page of the Offer to Purchase: “or, with respect to the Series E Depositary Shares, the Series 1 Depositary Shares and the Series 5 Depositary Shares, Accrued Dividends (as defined below) determined as described in this Offer to Purchase”.

v.

Footnote 4 to the table on the cover page of the Offer to Purchase is hereby deleted in its entirety. All references to original footnote 4 in the table on the cover page of the Offer to purchase are likewise deleted.

vi.

Footnote 5 to the table on the cover page of the Offer to Purchase is hereby re-numbered as new footnote 4. All references to original footnote 5 in the table on the cover page of the Offer to Purchase are re-numbered to reference new footnote 4.

vii.

Footnote 6 to the table on the cover page of the Offer to Purchase is hereby re-numbered as new footnote 5. All references to original footnote 6 in the table on the cover page of the Offer to Purchase are re-numbered to reference new footnote 5.

Inside Front Cover of Offer to Purchase

On the first page of the inside front cover of the Offer to Purchase, the final paragraph is hereby amended by deleting all sentences after the first sentence of such paragraph. For the avoidance of doubt, the first such sentence to be so deleted begins “In addition, the dividend rates for the series of preferred stock represented by the Series E Depositary Shares, the Series 1 Depositary Shares, and the Series 5 Depositary Shares (such series of Depositary Shares collectively, the “LIBOR Depositary Shares”). . . .”

Summary Term Sheet

On page 3 of the Offer to Purchase, under the “Summary Term Sheet,” the third paragraph in the row captioned “Offer Price and Total Consideration Payable in the Offers” is hereby amended by:

i.	in the first sentence, deleting “With respect to Depositary Shares other than LIBOR Depositary Shares, if” and inserting in place of such text “If”; and

ii.	deleting the following sentence: “With respect to LIBOR Depositary Shares, see “—Accrued Dividends” below.”

On page 4 of the Offer to Purchase, under the “Summary Term Sheet,” the row captioned “Accrued Dividends” is hereby amended by deleting the second paragraph (beginning with the sentence that begins “Dividend rates for the series of Preferred Stock represented by the LIBOR Depositary Shares. . .”).

Forward-Looking Statements

On page 10 of the Offer to Purchase, under “Forward-Looking Statements,” the first sentence is hereby deleted and replaced with the following:

“Certain statements included or incorporated by reference in this Offer to Purchase constitute forward-looking statements.”

The Offers – Section 1 (Terms of the Offers; Number of Depositary Shares; Expiration Date)

On page 14 of the Offer to Purchase, in Section 1 (Terms of the Offers; Number of Depositary Shares; Expiration Date), the second paragraph (beginning with the sentence that begins “Dividend rates for the series of Preferred Stock represented by the LIBOR Depositary Shares are reset quarterly…”) under the heading “Accrued Dividends,” is hereby deleted.

The Offers – Section 6 (Conditions of the Offers)

Section 6 of the Offer to Purchase (Conditions of the Offers) is hereby amended as follows:

i.	The second bullet on page 24 of the Offer to Purchase is amended to add “in writing” after the tenth word “threatened.”

ii.	In the fourth bullet, beginning on page 24, clause (f) is deleted and existing clause (g) is hereby re-lettered as new clause (f).

Item 12(a). Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(E)	Press Released issued on November 28, 2022*

Item 12(b). Filing Fees.

Filing Fee Exhibit*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2022	BANK OF AMERICA CORPORATION

	By:	/s/ Ross E. Jeffries, Jr.
Name: Ross E. Jeffries, Jr.
Title: Deputy General Counsel and Corporate Secretary

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